January 14, 2020

Pierre Naud
President and Chief Executive Officer
nCino, Inc.
6770 Parker Farm Drive
Wilmington, North Carolina 28405

       Re: nCino, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 19, 2019
           CIK No. 0001566895

Dear Mr. Naud :

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 7

1. Please disclose in the summary that your principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates. In addition, disclose that Salesforce is currently the second largest stockholder of the company in addition to the operator of your data centers and provider of the platform on which the nCino Bank Operating System operates.
2. Please disclose the criteria you used in selecting the representative customers you identified by name in the prospectus summary and explain whether these customers are representative of your overall customer base.
 Pierre Naud
nCino, Inc.
January 14, 2020
Page 2
3. Please provide context regarding your international operations by clarifying on page 6 that sales to customers outside the United States accounted for approximately 5% of your total revenues in fiscal 2019.
Risk Factors
"The market data and forecasts included in this prospectus...", page 30

4. The statements in this risk factor that third party data may prove to be inaccurate may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statements or specifically state that you are liable for such information.
Management Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 55

5. Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss any material trends or uncertainties related to your ACV-based net retention rates. We note that the rate has decreased in fiscal year 2019 from 2018. To the extent material, disclose the number of new customers acquired in the last fiscal year. As a further example, discuss the weighted average of the remaining terms of the contracts for existing customers and the impact, if any, on the company. See
Item 303(a) of
         Regulation S-K and SEC Release No. 33-8350.
Results of Operations
Fiscal Years Ended January 31, 2018 and 2019
Revenues, page 55

6. Please expand your subscription revenues disclosures to separately quantify the amount of the increase that is from new customers and from existing customers. Refer to Section
         III.D of SEC Release No. 33-6835.
Operating Expenses, page 56

7. Increases in headcount appear to be a factor in the increase in each of your operating expenses year over year. Please tell us your consideration of quantifying the headcount at the end of each period as a factor to explain the changes for each of the line items.
Business
Market Opportunity, page 66
FirstName LastNamePierre Naud
8. Please disclose the material facts in your internal analysis and underlying assumptions for
Comapany NamenCino, Inc. serviceable market for nCino Bank Operating Systems is greater your estimate that the
January 14, $10 billion.2
       than 2020 Page
FirstName LastName
 Pierre Naud
FirstName LastNamePierre Naud
nCino, Inc.
Comapany NamenCino, Inc.
January 14, 2020
Page 3
January 14, 2020 Page 3
FirstName LastName
Management
Non-Employee Directors, page 80

9. Please revise this section to describe any arrangement or understanding between any director and any other persons pursuant to which the director was selected to serve on the company's board. Refer to Item 401(a) of Regulation S-K. In this regard, we note that it appears that one of your directors, Mr. Horring, is affiliated with one of your principal shareholders, Insight Partners.
Financial Statements , page F-3

10. Disclose the amount of related party transactions on the face of the financial statements.
         Refer to Rule 4-08(k) of Regulation S-X.
Notes to Consolidated Financial Statements
Note 8. Stock-Based Compensation , page F-17

11. Please disclose the aggregate intrinsic value of stock options outstanding and the stock options vested and exercisable for each year presented. Also disclose the weighted-
         average grant date fair values of options granted and the total fair value of options vested.
         Refer to ASC 718-10-50-2d and 2e.
General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Robert A. Ryan